Exhibit 99.4

KPMG LLPTelephone (514) 840-2100

600 de Maisonneuve Blvd. WestFax(514) 840-2187

Suite 1500, Tour KPMGInternetwww.kpmg.ca

Montréal (Québec) H3A 0A3

Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Neptune Wellness Solutions Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-182617 and 333-189844) on Form S-8 and (No. 333-229631) on Form F-10 of Neptune Wellness Solutions Inc. of our report dated June 12, 2019, on the consolidated financial statements, which comprise the consolidated statements of financial position as at March 31, 2019 and March 31, 2018, the related consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended March 31, 2019, and the related notes and our report dated June 12, 2019 on the effectiveness of internal control over financial reporting, which reports appear in the annual report on Form 40-F of Neptune Wellness Solutions Inc. for the fiscal year ended March 31, 2019, and further consent to the use of such reports in such annual report on Form 40-F.

June 12, 2019

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.